NEWS RELEASE

Crosshair Provides Update on CMB Joint Venture Project

February 8th, 2011	(NYSE Amex: CXZ) (TSX: CXX)

Crosshair Exploration & Mining Corp. (NYSE Amex: CXZ) (TSX: CXX) is pleased to provide an update on the Central Mineral Belt Joint Venture (“CMB JV”) Uranium Project in central Labrador, Canada.  The CMB JV Project is a joint venture with Silver Spruce Resources (TSX.V: SSE), whereby Crosshair retains a 63% ownership and Silver Spruce 37%.

During the summers of 2009 and 2010, geological mapping, prospecting and sampling programs were conducted to evaluate priority targets generated from airborne geophysical and ground geochemical surveys.  Several new uranium showings were discovered and these will be followed up during the 2011 summer drilling and trenching program.

Two of the new targets, South Brook and Running Man, were found on the CMB-JL Property, which is located directly to the west of the Jacques Lake Deposit, recently purchased by Paladin Energy from Aurora Energy / Fronteer Development Group.  Forty Six (46) samples from the South Brook Showing gave results ranging from 0.03% to 0.46% U3O8, averaging 0.11%.  The showing is outlined by anomalous float and bedrock occurrences for approximately 3.5 kilometres (km).  The Running Man Showing is located approximately 5.5 km southeast of the South Brook Showing and consists of a 2 km long, linear airborne radiometric anomaly where 21 samples gave values from 0.03% to 0.28% U3O8.  Both of these targets require significant follow-up exploration.

The Big Bear Showing is located on the CMB-NE Property, approximately 20 km northeast of CMB-JL.  The showing, in a 1.25 km long corridor of anomalous bedrock radioactivity, is hosted in altered granitic rocks and gave results ranging from 0.02% to 0.1% U3O8, averaging 0.06%.

The planned 2011 summer exploration program on the Joint Venture Properties will consist of prospecting / sampling, trenching and drilling on the three new targets and the Two Time Zone on the CMB-NW property which has an NI 43-101 indicated uranium resource of 2.33 million pounds (1.82 million tonnes grading 0.058% U3O8) and an additional inferred uranium resource of 3.73 million pounds (3.16 million tonnes grading 0.053% U3O8).  The Two Time zone remains open along strike and to depth.

Additional information on the CMB JV Project, including a location map, can be found on the Crosshair website at: http://www.crosshairexploration.com/s/CMBJointVenture.asp and in the Technical Report on the CMBNW Property, Labrador, Canada prepared for Crosshair and Silver Spruce dated June 22, 2009 and filed on SEDAR at www.sedar.com.

Stewart Wallis, P.Geo. President and CEO of Crosshair and a Qualified Person as defined by NI 43-101, has reviewed and is responsible for the technical information contained in this news release.

Rock sample analyses were carried out at the Activation Laboratories (Actlabs) facility in Ancaster, Ontario after sample preparation at the Actlabs preparation facility in Goose Bay. Uranium and other elements were analyzed by multi-element ICP and delayed neutron counting (DNC) for uranium.

About Crosshair

Crosshair is a prominent player in the exploration and development of uranium, vanadium and gold in the US and Canada.  Its flagship projects, Bootheel and Juniper Ridge, are both located in uranium mining friendly Wyoming.  Bootheel has exceeded the minimum mining threshold and with its in-situ mining potential, is designed for near term production. The CMB Uranium/Vanadium Project is located in Labrador, Canada and has four currently defined resources - C Zone, Area 1, Armstrong and Two Time Zone. The Crosshair team is comprised of knowledgeable and experienced professionals with both exploration and mining backgrounds.

For more information on Crosshair and its properties, please visit the website at www.crosshairexploration.com.

ON BEHALF OF THE CROSSHAIR BOARD
"Mark J. Morabito"
EXECUTIVE CHAIRMAN

T: 604-681-8030
F: 604-681-8039
E: info@cxxcorp.com
www.crosshairexploration.com

Cautionary Note Regarding Forward-Looking Information

Information set forth in this news release may involve forward-looking statements under applicable securities laws. Forward-looking statements are statements that relate to future, not past, events. In this context, forward-looking statements often address expected future business and financial performance, and often contain words such as "anticipate", "believe", "plan", "estimate", "expect", and "intend", statements that an action or event "may", "might", "could", "should", or "will" be taken or occur, or other similar expressions. Forward-looking statements or information relate to, among other things: the exploration potential of the Company’s properties and the production potential of Bootheel t. By their nature, forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements, or other future events, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the following risks: the risks associated with outstanding litigation, if any; risks associated with project development; the need for additional financing; operational risks associated with mining and mineral processing; fluctuations in uranium, gold and other commodity prices; title matters; environmental liability claims and insurance; reliance on key personnel; the potential for conflicts of interest among certain officers, directors or promoters with certain other projects; the absence of dividends; competition; dilution; the volatility of our common share price and volume; tax consequences to U.S. shareholders and other risks and uncertainties, including those described in the Risk Factors section in the Company’s Annual Report on Form 20-F for the financial year ended March 31, 2010 filed with the Canadian Securities Administrators and available at www.sedar.com. Forward-looking statements are made based on management's beliefs, estimates and opinions on the date that statements are made and the Company undertakes no obligation to update forward-looking statements if these beliefs, estimates and opinions or other circumstances should change, except as required by law. Investors are cautioned against attributing undue certainty to forward-looking statements.

Cautionary Note Concerning Reserve and Resource Estimates

This press release uses the terms “reserves”, “resources”, “proven reserves”, “probable reserves”, “measured resources”, “indicated resources” and “inferred resources”.  United States investors are advised that, while such terms are recognized and required by Canadian securities laws, the United States Securities and Exchange Commission (the “SEC”) does not recognize them.  Under United States standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made.  Mineral resources that are not mineral reserves do not have demonstrated economic viability.  United States investors are cautioned not to assume that all or any part of measured or indicated resources will ever be converted into reserves.  Inferred Resources are in addition to Measured and Indicated Resources.  Further, inferred resources have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically.  It cannot be assumed that all or any part of the inferred resources will ever be upgraded to a higher category.  Therefore, United States investors are also cautioned not to assume that all or any part of the inferred resources exist, or that they can be mined legally or economically.  Disclosure of “contained ounces” is permitted disclosure under Canadian regulations, however, the SEC normally only permits issuers to report “resources” as in place tonnage and grade without reference to unit measures.  Accordingly, information concerning descriptions of mineralization and resources contained in this release may not be comparable to information made public by United States companies subject to the reporting and disclosure requirements of the SEC.  National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”) is a rule developed by the Canadian Securities Administrators, which established standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects.  Unless otherwise indicated, all reserve and resource estimates referred to in this press release or released by the Company in the future have been or will be prepared in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum Classification System.  The requirements of NI 43-101 are not the same as those of the SEC and any reserves reported by the Company in compliance with NI 43-101 may not qualify as reserves under the SEC’s standards.